UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2007

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

On December 4, 2007, the Registrant commenced distribution in Greece of the Information Circular (the “IC”) in connection with its offer to purchase any and all of the ordinary shares of Cosmote Mobile Telecommunications S.A. (“Cosmote”) that are not already owned, directly or indirectly, by the Registrant, at a price of €26.25 per ordinary share (the “offer”).  An English language version of the IC is attached as Exhibit 99.1 hereto.

As previously disclosed, Cosmote’s ordinary shares are listed on the Athens Stock Exchange and (in the form of Global Depositary Receipts) on the London Stock Exchange.  The Registrant is extending the offer to U.S. holders of Cosmote ordinary shares pursuant to the “Tier 2” exemption afforded by Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended.  The Registrant previously announced its intent to commence the offer in a press release furnished to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K dated November 9, 2007 and disclosed in a Form 6-K dated December 3, 2007 that it had received the approval of the Hellenic Capital Markets Commission to commence the offer and of the content of the IC.

The distribution of the IC constitutes commencement of the offer under Greek law.  The furnishing to the SEC of the English language version of the IC under cover of this Report of Foreign Private Issuer on Form 6-K constitutes commencement of the offer in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 4, 2007

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

Exhibit 99.1
English language version of the Information Circular, dated November 29, 2007.

INFORMATION CIRCULAR REGARDING

A VOLUNTARY PUBLIC TENDER OFFER

BY

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

TO THE SHAREHOLDERS OF

COSMOTE MOBILE TELECOMMUNICATIONS S.A.

FOR THE PURCHASE OF

ALL THE COMMON SHARES OF

COSMOTE MOBILE TELECOMMUNICATIONS S.A.

IN CONSIDERATION OF

EUR 26.25 PER SHARE

THE OFFEROR'S ADVISOR

THE TENDER AGENT

29 November 2007

The Hellenic Capital Market Commission approved the contents of this Information Circular by virtue of the Decision of its Board of Directors dated 29 November 2007, in accordance with article 11, paragraph 4 of Law 3461/2006 (“Implementation into National Law of Directive 2004/25/EC on takeover bids”).

IMPORTANT NOTICES

1.

The Tender Offer (as defined below) is made to all shareholders of the Greek société anonyme under the name “COSMOTE MOBILE TELECOMMUNICATIONS S.A.”, in accordance with Law 3461/2006 (“Implementation of Directive 2004/25/EC on takeover bids into national law”), and addressed only to persons legally capable of accepting it.

2.

Copies of this Information Circular (as defined below) and/or any related document(s) or material(s) are prohibited from being mailed, forwarded or otherwise distributed or sent from any person to, into or from any Excluded Jurisdiction (as defined below).

3.

Residents of any jurisdiction outside Greece and/or their custodians, nominees and trustees should read para. 4.6. of this Information Circular.

4.

This Information Circular contains forward looking statements in relation to the business activities as well as certain plans and targets of the Offeror (as defined below) with regards to the Company. By their nature, these statements are inherently theoretical and entail risks and uncertainties as they relate to facts and are dependant upon commercial, operational, economic, financial and other circumstances which may change in the future.

5.

Information in relation to the Company (as defined below) which is included in this Information Circular has been sourced or derived from (i) the published annual report (“Etisio Deltio”, in Greek) of the Company for the financial year which ended on December 31, 2006, (ii) the published annual and semi-annual financial statements of the Company on a consolidated and stand alone basis for the twelve-month period which ended on December 31, 2006 and for the six month period ended on June 30, 2007, respectively, prepared in accordance with International Financial Reporting Standards, (iii) the published financial statements for the three months ended on 30 September 2007, and (iv) other published information. The Advisor (as defined below) has not independently verified such information, and the Offeror has not independently verified the other published information referred to in (iv) of the preceding sentence.

6.

As at the Date of the Tender Offer, the Offeror held directly 225,310,294 and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 227,086,941 Shares, representing approximately 67.83% of the Company's total paid up capital and voting rights as at that date.

7.

In case there are doubts or questions regarding the assessment of this Tender Offer, it is recommended to seek advice from a professional financial advisor.

CERTIFICATE OF THE PERSONS RESPONSIBLE FOR DRAFTING THE INFORMATION CIRCULAR

According to article 11, para. 1, point (e) of Law 3461/2006 on “Implementation of Directive 2004/25/EC on takeover bids into national law”, Messrs Iordanis Aivazis and Christini Spanoudaki, as authorised representatives of the Offeror and persons responsible for drafting this Information Circular, hereby certify that this Information Circular is complete and accurate in all material respects without any omissions which could alter its contents and the substance of the Tender Offer.

Signature: ____________________________

Name:

Iordanis Aivazis,

Chief Operating Officer*

Signature: ____________________________

Name:

Christini Spanoudaki,

Chief Financial Officer*

CERTIFICATE OF THE ADVISOR

In accordance with article 12 of the Law, Merrill Lynch International, a company established in England and Wales, having its registered office in the United Kingdom (2, King Edward Street, London EC1A 1HQ) and which is authorized under the Investment Services Directive (93/22/EEC) to provide in Greece the services referred to in article 2 para. 1 of Law 2396/1996 and supervised by the Financial Services Authority in the United Kingdom, countersigns this Information Circular, which was drafted by the Offeror, and certifies, following appropriate due diligence, that the content of this Information Circular is accurate.

For and on behalf of Merrill Lynch International

Signature: ____________________________

Name:

Pantelis Lekkas,

Director*

*  The original text of the Information Circular on which the original signatures were affixed has been submitted to the Capital Market Commission.

TABLE OF CONTENTS

1.

DEFINITIONS

2.

SUMMARY OF THE INFORMATION CIRCULAR

2.1

The Tender Offer

2.2

The Offeror

2.3

The Company (COSMOTE S.A.)

2.4

The business strategy of the Offeror with regards to the Company

2.5

The Tender Offer Shares

2.6

The Offer Price

2.7

The Procedure for the Tender Offer

2.8

Binding Effect of the Tender Offer

2.9

The Advisor

3.

THE TENDER OFFER

3.1

Introduction

3.2

Commencement of the Tender Offer

3.3

The Company (COSMOTE S.A.)

3.3.1

General information

3.3.2

Business activity

3.3.3

Participation in other companies

3.3.4

Financial information

3.3.5

The Company's major shareholders

3.4

The Offeror

3.4.1

General information

3.4.2

Business activity

3.4.3

Participation in other companies

3.4.4

Financial information

3.4.5

The major shareholders of the Offeror

3.5

The business strategy of the Offeror in relation to the Company General

3.6

The Advisor of the Offeror

3.7

The Tender Agent

3.8

Persons responsible for drafting of the Information Circular

3.9

Certificate of Merrill Lynch International Bank Limited

3.10

Shares held by the Offeror or Persons acting in concert with the Offeror

3.11

Information about recent transactions in the Shares by the Offeror

3.12

The Shares which are subject to the Tender Offer

3.13

Binding effect of the Tender Offer

3.14

The Offer Price

3.15

Financing of the Tender Offer

3.16

Conditions

3.17

Special agreements related to the Tender Offer

4.

ACCEPTANCE PROCEDURE

4.1

The Acceptance Period

4.2

Declarations of Acceptance - Acceptance Procedure

4.3

Irrevocability of the Declaration of Acceptance

4.4

The announcement of the results of the Tender Offer

4.5

The Procedures for the Payment and Settlement - Transfer of the Tendered Shares

4.6

Foreign Shareholders

4.7

Governing law and Jurisdiction

5.

CERTIFICATE OF THE ADVISOR

1.

DEFINITIONS

Unless it is provided otherwise in other parts of this Information Circular or it derives otherwise from the context, capitalized terms and expressions defined below will have the same meaning throughout this Information Circular.

Foreign Shareholders means the Shareholders who reside in, are nationals or citizens of jurisdictions outside the Hellenic Republic.

Competitive Tender Offer means a tender offer for the Shares made by a third party and approved by the CMC, in accordance with article 26 of the Law.

Removal Certificate means the document received by the Initial Operator of the Accepting Shareholder stating the serial number of the Securities Removal, the date thereof and the number of the removed Shares.

Accepting Shareholders means the Shareholders who will have lawfully and validly accepted the Tender Offer and tendered the Tender Offer Shares that they own.

Securities Removal means the process of removing the Shares from the operation of the Initial Operator of the Accepting Shareholders to subsequently initiate the process for placing them under the operation of another Operator.

Initial Operator means the Operator, within the meaning of the Decision 3/304/10.06.2004 of the BoD of the CMC, as amended and currently in force, under the operation of whom the Tendered Shares have been placed.

Declaration of Revocation means the written declaration submitted by the Accepting Shareholders to National Bank to revoke their Declaration of Acceptance in order to accept a Competitive Tender Offer.

Declaration of Acceptance means the declaration made by each Shareholder wishing to accept the Tender Offer, which is provided under article 18 of the Law. Forms of such declaration will be available at the branches of National Bank, as set out herein.

Tender Offer means the present voluntary Tender Offer to all holders of Shares, which is being made by the Offeror in accordance with the Law.

Date of the Tender Offer means 9.11.2007, that is the date on which the Offeror announced the Tender Offer, in accordance with article 10 of the Law.

Date of the Information Circular means 29.11.2007, that is the date on which the CMC approved this Information Circular.

National Bank means the banking société anonyme under the name “National Bank of Greece S.A.”, with Sociétés Anonymes Registration Number 6062/06/B/01 and registered seat at the Municipality of Athens.

CMC means the public law entity under the name “Capital Market Commission” having its seat in Athens (1, Kolokotroni & Stadiou Str.).

Excluded Jurisdiction means any jurisdiction within which, under its laws, the presentation or the making of this Tender Offer or the mailing/distribution of the Information Circular is illegal or infringes any applicable legislation, rule or regulation.

Operation Authorisation means the authorization given to National Bank to undertake the operation of the Shares.

HELEX means the société anonyme under the name “Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry”.

Company or COSMOTE means the Greek société anonyme under the name “COSMOTE MOBILE TELECOMMUNICATIONS S.A.”.

Securities Receipt means the process through which National Bank will undertake the operation of the Shares in respect of which the Securities Removal has been made.

Transferred Shares means the Tender Offer Shares transferred to the Offeror from the Accepting Shareholders as a result of the Tender Offer.

Shares means all common registered shares of the Company, each having a nominal value of €0.47, together with all present and future rights and claims which, in accordance with the articles of association of the Company and the law, are incorporated into, transferred, associated with or derive therefrom.

Tender Offer Shares means (a) all Shares that the Offeror did not hold, directly and indirectly, as at the Date of the Tender Offer, namely 107,695,259 Shares, representing approximately 32.17% of the total paid-up share capital and voting rights of the Company as at that date, and (b) the New Shares.

Shareholders means all persons who are full and undisputable owners and beneficiaries of the Shares and the New Shares, as the case may be.

New Shares means those Shares that may be issued and admitted to trading on the ATHEX until the end of the Acceptance Period, following the exercise by the beneficiaries of stock options to acquire shares in the Company, up to a maximum of 1,165,070 shares, as set out in the Company's announcement published on the web site of the ATHEX on 23.11.2007, which would represent approximately 0.35% of the Company's share capital and voting rights at the date of issuance.

Law means Law 3461/2006 on “Implementation of Directive 2004/25/EC on takeover bids into national law” (GGB A' 106/30/06/2006).

Group means the Offeror and its affiliates within the meaning of paragraph 5 of article 42e of c.l. 2190/1920.

Acceptance Period means the period of time during which the acceptance of the Tender Offer is possible, as specified in paragraph 4.1 of this present.

Information Circular means this document.

Tendered Shares means the Tender Offer Shares validly tendered by the Accepting Shareholders.

Offer Price means €26.25 which the Offeror proposes to pay per Tender Offer Share.

Offeror or OTE means the société anonyme under the name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” and the distinctive title “OTE S.A.”.

DSS means the Dematerialised Securities System.

Advisor means Merrill Lynch International (or “Merrill Lynch”) which is acting as advisor of the Offeror in respect of the Tender Offer, in accordance with Article 12 of the Law.

ATHEX means the Athens Exchange.

Global Depositary Receipts (GDRs) means the Global Depositary Receipts issued by The Bank of New York, which are traded on the LSE and represent Shares. Each GDR represents two Shares.

LSE means the London Stock Exchange.

2.

SUMMARY OF THE INFORMATION CIRCULAR

This summary has been prepared on the basis of the full text of the Information Circular and must be read in conjunction with the full text hereof.

2.1

The Tender Offer

The société anonyme under the name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” and the distinctive title “OTE S.A.” addresses the Tender Offer to the Shareholders of the société anonyme under the name “COSMOTE MOBILE TELECOMMUNICATIONS S.A. As at the Date of the Tender Offer, the Shares are listed and traded on the “Big Capitalization” category of the “Securities Market” of ATHEX.

The Tender Offer is being made in accordance with the Law and the terms set out in this Information Circular.

As at the Date of the Tender Offer, the Offeror held directly 225,310,294 and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 227,086,941 Shares, representing approximately 67.83% of the Company's total share capital and voting rights as at that date.

As at the Date of the Tender Offer, the Tender Offer Shares amounted to 107,695,259 Shares, representing approximately 32.17% of the Company's paid-up share capital and voting rights as at that date, plus the New Shares, namely up to 1,165,070 Shares, to the extent that they are issued and admitted to trading on the ATHEX until the end of the Acceptance Period. The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien.

The Offeror will be acquiring itself Shares through the market or otherwise until the end of the Acceptance Period at a price per Share which shall not exceed the Offer Price. These purchases will be notified to the CMC and published in the Daily Official List of ATHEX within three trading days from the relevant trades, in accordance with article 24, para. 2 of the Law in conjunction with Law 3556/2007. Such purchases will be made outside the United States of America.

More specifically, from the Date of the Tender Offer until and including 26.11.2007, the Offeror acquired in aggregate 68,040,309 Shares, representing approximately 20.33% of the Company's share capital and voting rights as at that date. Consequently, as at 26.11.2007, the Offeror held directly 293,350,603 Shares and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 295,127,250 Shares, representing approximately 88.156% of the Company's total share capital and voting rights as at that date.

Moreover, the Advisor, which does not "act in concert" (as defined in Article 2(e) of the Law) with the Offeror, does not intend to act on behalf of, for the benefit of or otherwise in co-operation with the Offeror in the purchase of Shares from the date of announcement of the Tender Offer until the end of the Acceptance Period. The Advisor may, however, purchase or sell Shares as a direct or indirect result of normal course of conduct third party client facilitation activities, from the date of announcement of the Tender Offer until the end of the Acceptance Period. The Advisor has not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror any Shares purchased in the context of the above activities or in connection with the exercise of the voting rights attached thereto. Furthermore, the Advisor has not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror the 633,526 Shares representing approximately 0.19% of the Company's share capital and voting rights and held by the Advisor in its own name and behalf or in connection with the exercise of the voting rights attached thereto. The Advisor, however, may sell or tender such Shares to the Offeror, like any other shareholder of the Company.

2.2

The Offeror

The Offeror is a société anonyme operating in accordance with Greek law, having Société Anonymes Registration Number 347/06/B/86/086 and registered seat at the Municipality of Amaroussio, 99, Kifissias Avenue.

The Group is engaged in the provision of fixed-line (voice, broadband, data and leased lines) and mobile telephony services in Greece and Romania, as well as mobile telephony services through COSMOTE in Albania, Bulgaria and the Former Yugoslav Republic of Macedonia (FYROM). The Group is also present in Serbia, through its 20% stake in the country's fixed telephony sole operator, Telekom Srbija. The Group is also involved in a range of activities in Greece, complementing its core telecommunications operations, notably in real estate, telephone directories, satellite communications and training. The Group employs over 30,000 people in six countries of Southeast Europe, in accordance with the Annual Report for the financial year 2006 and the published consolidated financial statements of OTE for the six months ended on 30 June 2007.

2.3

The Company (COSMOTE S.A.)

The Company is a société anonyme operating in accordance with Greek legislation, with Sociétés Anonymes Registration Number 36.581/06/B/96/102 and registered seat at the Municipality of Amaroussio (44, Kifissias Avenue). The Shares were listed on ATHEX in October 2000, whilst as at the Date of the Information Circular, the Shares are traded on the “Big Capitalisation” category of the “Securities Market” of ATHEX. Moreover, the GDRs have been traded on the LSE since October 2000.

According to the Company's press release dated 28 August, 2007 relating to its interim financial statements for the six months period ended on 30 June 2007, the Company is the leading provider of mobile communications in Greece in terms of subscribers. Pursuant to the same press release, the Company also enjoys a leading position in the Albanian mobile telephony market and is active in the rapidly growing mobile markets of Bulgaria, the Former Yugoslav Republic of Macedonia (FYROM) and Romania.

2.4

The business strategy of the Offeror with regards to the Company

The Tender Offer will facilitate the Group in maintaining its leadership position in the evolving Greek telecommunications market and changing competitive environment.

In the event that, after the end of the Acceptance Period, the Offeror holds, directly or indirectly, Shares representing less than 90% of the total voting rights in the Company, the Offeror intends to proceed in merging with the Company by absorbing the latter.

If, following the end of the Acceptance Period, the Offeror holds, directly and indirectly, Shares representing in aggregate at least 90% of the total voting rights of the Company:

(a)

The Offeror will exercise the right to require the transfer to it of all remaining Shares, in accordance with article 27 of the Law (“Squeeze-out Right”).

(b)

The Offeror is under the obligation to acquire through on market transactions all the Shares which will be offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against payment in cash of the Offer Price, in accordance with article 28 of the Law.

Subsequently, the Offeror will convene a general meeting of the Shareholders with the item of the agenda being the delisting of the Shares from the ATHEX. Equally, the Offeror intends to seek the delisting of the GDRs from the LSE.

In the event that the Offeror acquires 100% of the Shares, it intends not to change the corporate status of COSMOTE.

a.1

The Tender Offer Shares

This Tender Offer is being made so that the Offeror acquires the Tender Offer Shares which, as at the Date of the Tender Offer, were equal to 107,695,259 Shares and represented approximately 32.17% of the total paid-up share capital and the voting rights of the Company as at that date, plus the New Shares, namely up to 1,165,070 Shares, to the extent that they are issued and admitted to trading on the ATHEX until the end of the Acceptance Period.

The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien.

a.2

The Offer Price

The Offeror offers to pay the Offer Price in cash, namely EUR 26.25 per Tender Offer Share in relation to which the Tender Offer is lawfully and validly accepted.

The Offer Price is higher by:

■

12.5% from the average stock market price of the last quarter,

■

13.8% from the average stock market price of the last semester,

■

14.4% from the average stock market price of the last nine-month period, and

■

15.2% from the average stock market price of the last year.

The Offeror will assume the payment of the 0.08% clearance duties levied in favor of HELEX in relation to the registration of the off-exchange transfer of the Tendered Shares, which would otherwise be payable by the Accepting Shareholders, in accordance with the Decision 153/18.12.2006 of the Board of Directors of HELEX. Consequently, the Accepting Shareholders will receive the total amount of the Offer Price.

a.1

The Procedure for the Tender Offer

The Offeror commenced the Tender Offer procedure by informing in writing the CMC and the Company's Board of Directors on 9.11.2007 and announcing the Tender Offer through a publication on the website of ATHEX and on the Daily Official List of ATHEX the same day, in accordance with articles 10 and 16 of the Law. In addition, a relevant announcement was also published on the LSE and the New York Stock Exchange on the same day.

The Information Circular was approved by the CMC on 29 November 2007 pursuant to article 11 para. 4 of the Law.

The Acceptance Period of the Tender Offer is eight (8) weeks, starting on Tuesday, 4 December 2007 at 8.00 am (Greek time) and ending on Tuesday, 29 January 2008 (after the close of business of banks operating in Greece). The Offeror appointed and authorised the National Bank to receive the Declarations of Acceptances, as provided in article 18 of the Law. Shareholders wishing to accept the Tender Offer should observe the process for accepting the Tender Offer set out in detail in Section 4 of this Information Circular.

The results of the Tender Offer will be announced within two (2) working days following the expiry of the Acceptance Period pursuant to article 23 of the Law.

The transfer of the Tender Offer Shares which will have been validly tendered by the Accepting Shareholders will be made through an off-exchange transaction, pursuant to article 46 of Law 2396/1996 and article 46 of the DSS Regulation, and registered by the National Bank with the DSS operated by HELEX on the third business day following the date of the submission of the necessary documentation to HELEX.

At the latest on the sixth working day following the expiry of the Acceptance Period, the National Bank will pay the Offer Price to each Accepting Shareholder through (i) a deposit to their bank account kept with the National Bank, or (ii) a payment in cash to the Accepting Shareholder at any branch of the National Bank in Greece against presentation of his/her indentity card or passport or the relevant corporate documents and a valid copy of the Declaration of Acceptance

a.2

Binding Effect of the Tender Offer

Subject to the terms and conditions of this Information Circular and the provisions of the Law, the Tender Offer is binding upon the Offeror and each Declaration of Acceptance which will be validly submitted is binding upon the Accepting Shareholder who submitted it and it cannot be revoked, unless a Competitive Tender Offer is submitted, in which case the provisions of paragraph 4.3 of this Information Circular will apply.

a.3

The Advisor

Merrill Lynch International acts as the advisor of the Offeror in connection with the Tender Offer pursuant to article 12 of the Law.

2.

THE TENDER OFFER

2.1

Introduction

The société anonyme under the name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” and the distinctive title “OTE S.A.”, with Société Anonymes Registration Number 347/06/B/86/086 and registered seat at the Municipality of Amaroussio (99, Kifissias Avenue) addresses the Tender Offer to the holders of common registered shares, each having a nominal value of €0.47 issued by the société anonyme under the name “COSMOTE MOBILE TELECOMMUNICATIONS S.A., which is a Greek société anonyme with Sociétés Anonymes Registration Number 36.581/06/B/96/102, having its registered seat at the Municipality of Amaroussio (44, Kifissias Avenue). The Shares have been listed on ATHEX since October 2000, whilst, as at the Date of the Information Circular, the Shares are traded on the “Big Capitalization” category of the “Securities Market” of ATHEX.

The Tender Offer is being made in accordance with the Law and the terms set out in this Information Circular.

2.2

Commencement of the Tender Offer

On 9.11.2007, the Offeror commenced the Tender Offer procedure by informing in writing the CMC and submitting a draft of the Information Circular. Concurrently, the Offeror informed the Company's Board of Directors to which it delivered a copy of a draft of the Information Circular. Subsequently, an announcement relating to the submission of the Tender Offer was published on the same day on the Daily Official List and on the web site of the ATHEX, and posted on the Offeror's web site, in accordance with article 16 of the Law. In addition, a relevant announcement was published on the LSE and the New York Stock Exchange on the same day.

For the purposes of the Tender Offer, the Offeror: (i) appointed Merrill Lynch as its financial advisor, in accordance with article 12, para. 1 of the Law, and (ii) appointed the National Bank as authorised credit institution to, amongst others, receive the Declarations of Acceptances, as set forth in article 18 of the Law.

The CMC approved this Information Circular on 29.11.2007, in accordance with article 11 para. 4 of the Law. Printed copies of this Information Circular may be received free of charge from any branch of the National Bank and from the offices of the Offeror. In addition, soft copies of this Information Circular may be obtained from the Offeror's web site (www.ote.gr) and the Advisor's web site (www.ml.com/ote).

2.3

The Company (COSMOTE S.A.)

2.3.1

General information

The Company is a société anonyme which is subject to Greek legislation, with Sociétés Anonymes Registration Number 36.581/06/B/96/102 and registered seat at the Municipality of Amaroussio (44, Kifissias Avenue). The Company was incorporated in April 1998 and the Shares were listed on ATHEX in October 2000, whilst as at the Date of the Information Circular, the Shares are traded on the “Big Capitalisation” category of the “Securities Market” of ATHEX. Moreover, the GDRs have been traded on the LSE since October 2000.

The share capital of the Company amounts to one hundred and fifty seven million three hundred and forty seven thousand six hundred and thirty four Euro (€157,347,634.00) and is divided into three hundred and thirty four million seven hundred and eighty two thousand two hundred (334,782,200) common registered shares, of a par value of EUR 0.47 each. The share capital has been fully paid-up. The Company does not hold treasury shares.

The Company's principal objective is to provide electronic telecommunication services, particularly mobile telephony services.

As at the Date of the Information Circular, the members of the Company's board of directors are the following:

Name	Position
P. Vourloumis	Chairman & Managing Director - Executive member
K. Apostolides	Vice Chairman - Independent Non executive member
M.Tsamaz	Deputy Managing Director - Executive member
I. Vezanis	Independent Non executive member
E. Despotou	Non executive member
G. Ioannidis	Non executive member
G. Mavrakis	Non executive member
C. Economou	Non executive member
I. Aivazis*	Non executive member

* According to the Company's announcement made on 26.11.2007 and published on the Daily Official List of the ATHEX, on 26.11.2007, the Company's Board of Directors elected Mr Iordanis Aivazis in replacement of Mr I. Sarantitis who resigned.

2.3.2

Business activity

According to the Company's press release relating to its interim financial statements and based on the similar financial statements announced by its competitors for the six months period ended on 30 June 2007, the Company is the leading provider of mobile communications in Greece in terms of subscribers, while it also enjoys a leading position in the Albanian mobile telephony market and is active in the rapidly growing mobile markets of Bulgaria, the Former Yugoslav Republic of Macedonia (FYROM) and Romania. Total mobile customer base, including all markets in which the Company is present, exceeded 13 million at the end of June 2007, a 39% increase compared to the previous year. At the end of June 2007, the Company had reached 5.7 million subscribers and a 37% market share in Greece, 1.1 million subscribers and a 52% market share in Albania, 3.6 million subscribers and a 40% market share in Bulgaria, 516 thousand subscribers and 34% market share in FYROM, and finally it exceeded 2.2 million subscribers arriving at a 11% market share in Romania. During 2006, the OTE Group acquired, through the Company, Germanos S.A. Germanos is the largest retail distribution network of technology products in Southeast Europe, with a total of 684 stores in Greece, Bulgaria, FYROM and Romania in mid 2007. As at 30 June 2007, the Company employed approximately 2,000 people in Greece and together with its subsidiaries 7,745 people as at that date.

2.3.3

Participation in other companies

The Company's participations are set out in paragraph 3.4.3 together with the participations of the Offeror.

2.3.4

Financial information

The following tables set out certain financial information of the Company, derived from its published consolidated and stand alone financial statements for the financial year ended 31 December 2006, as well as comparative information for the financial year ended on 31 December 2005:

In thousand Euro	Consolidated Basis		Stand Alone Basis
Balance Sheet	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Paid up Share Capital	156,833	156,264	156,833	156,264
Equity before Minority Interest	589,919	651,523	891,477	721,893
Minority Interest	105,279	105,403	-	-
Total Equity	695,198	756,926	891,477	721,893
Total Assets*	4,688,114	2,549,178	4,185,773	2,071,765

In thousand EURO	Consolidated Basis		Stand Alone Basis
	01.01.2006-	01.01.2005-	01.01.2006-	01.01.2005-
Income Statement	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Turnover*	2,382,349	1,797,608	1,630,614	1,517,464
Profits before tax	502,101	505,595	487,828	464,270
Profits after tax	342,228	341,050	344,706	315,631
Profits after tax and minority interest	360,519	339,921	344,706	315,631
[1]

The following tables set out certain financial information of the Company, derived from its published consolidated and stand alone semi-annual financial statements for the period ended on 30 June 2007 as well as comparative information for the period ended on 30 June 2006:

In thousand EURO	Consolidated Basis		Stand Alone Basis
Balance Sheet	30.06.2007	31.12.2006	30.06.2007	31.12.2006
Paid up Share Capital	157,348	156,833	157,348	156,833
Equity before Minority Interest	515,344	589,919	793,936	891,477
Minority Interest	91,827	105,279	-	-
Total Equity	607,171	695,198	793,936	891,477
Total Assets	4,290,875	4,688,114	3,665,489	4,185,773

In thousand EURO	Consolidated Basis		Stand Alone Basis
	01.01.2007-	01.01.2006-	01.01.2007-	01.01.2006-
Income Statement	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Turnover	1,425,997	1,037,079	825,956	782,436
Profits before tax	246,329	222,450	212,311	226,475
Profits after tax	174,656	147,137	156,297	159,667
Profits after tax and minority interest	176,256	156,719	156,297	159,667

The following tables set out certain financial information of the Company, derived from its consolidated and stand alone interim financial statements for the third quarter ended on 30 September 2007 which were published on 27.11.2007 as well as comparative information for the corresponding period ended on 30 September 2006:

In thousand EURO	Consolidated Basis		Stand Alone Basis
Balance Sheet	30.09.2007	31.12.2006	30.09.2007	31.12.2006
Paid up Share Capital	157,348	156,833	157,348	156,833
Equity before Minority Interest	626,137	589,919	895,996	891,477
Minority Interest	78,211	105,279	-	-
Total Equity	704,348	695,198	895,966	891,477
Total Assets	4,397,596	4,688,114	3,776,767	4,185,773

In thousand EURO	Consolidated Basis		Stand Alone Basis
	01.01.2007-	01.01.2006-	01.01.2007-	01.01.2006-
Income Statement	30.09.2007	30.06.2006	30.09.2007	30.09.2006
Turnover	2,251,030	1,630,559	1,294,509	1,218,012
Profits before tax	379,060	385,758	351,773	378,508
Profits after tax	264,505	260,482	258,518	267,638
Profits after tax and minority interest	275,871	273,897	258,518	267,638

Finally, pursuant to the Company's announcement made on 8 June 2007 which was published in ATHEX and is available on its web site (www.cosmote.gr), the Ordinary General Meeting of the Company's shareholders held on that date approved the payment of a dividend equal to EUR 0.73 per Share for the financial year ended on 31 December 2006.

2.3.5

The Company's major shareholders

According to the information published on the Daily Official List of the ATHEX on 26.11.2007 pursuant to Law 3556/2007, Presidential Decree 51/1992 previously in force and articles 281, 282 and 283 of the ATHEX's regulation the major shareholders of the Company holding more than 5% are set out below:

Shareholding Structure of COSMOTE
Shareholder	Percentage
OTE	88.16%
Other Investors	11.84%
TOTAL	100.00%

2.4

The Offeror

2.4.1

General information

The Offeror is a société anonyme operating in accordance with Greek law, having Société Anonymes Registration Number 347/06/B/86/086 and registered seat at the Municipality of Amaroussio (99, Kifissias Avenue). The share capital of the Offeror amounts to one billion one hundred and seventy one million four hundred and fifty nine thousand four hundred and twenty nine Euro and seventy one cents (€1,171,459,429.71) and is divided into four hundred and ninety million one hundred and fifty thousand three hundred and eighty nine (490,150,389) common registered shares of €2.39 each. The Offeror's shares were listed on ATHEX in April 1996 and at the Date of the Information Circular they are traded on the “Big Capitalisation” category of the “Securities Market” of the ATHEX. In addition, the Offeror's shares are traded on the New York Stock Exchange in the form of American Depositary Receipts and on the LSE in the form of GDRs.

As at the Date of the Tender Offer, the Offeror held directly 225,310,294 and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 227,086,941 Shares, representing approximately 67.83% of the Company's total share capital and voting rights as that date.

As at the Date of the Information Circular, the members of the Offeror's Board of Directors are the following:

Name	Position
Panagis Vourloumis	Chairman and Managing Director
Iakovos Goerganas	Vice Chairman/Non executive Member
Georgios Bitros	Non executive Member
Charalambos Dimitriou	Non executive Member
Ilias Gounaris	Non executive Member
Georgios Gerapetritis	Independent/Non executive Member
Xeni Skorini-Paparrigopoulou	Independent/Non executive Member
Nikolaos Stefanou	Non executive Member
Panagiotis Tabourlos	Independent/Non executive Member
Georgios Tzovlas	Independent/Non executive Member
Theodoros Veniamis	Non executive Member

2.4.2

Business activity

The Group is engaged in the provision of fixed-line (voice, broadband, data and leased lines) and mobile telephony services in Greece and Romania, as well as mobile telephony services through COSMOTE in Albania, Bulgaria and the Former Yugoslav Republic of Macedonia (FYROM). The Group is also present in Serbia, through its 20% stake in the country's fixed telephony sole operator1, Telekom Srbija. The Group is also involved in a range of activities in Greece, complementing its core telecommunications operations, notably in real estate, telephone directories, satellite communications and training. The Group employs over 30,000 people in six countries of Southeast Europe, according to the Annual Report for the financial year of 2006 and the published consolidated financial statements of OTE for the six months ended on 30 June 2007.

2.4.3

Participation in other companies

Information regarding the Group's structure according to the published consolidated interim financial statements of the Offeror for the period ended on 30 June 2007 is set out below. The information relating to the Company and its direct and indirect subsidiaries reflects the purchases of Shares made by OTE between September-October 2007:

OTE group
Subsidiary Name	Business Line	OTE Participation
Direct Ownership
Cosmote Mobile Telecomunications S.A.	Mobile telecommunications services	67.83%
OTE International Investments Ltd	Investment holding company	100.00%
Hellas SAT Consortium Limited	Satellite communications	99.05%
COSMO-ONE Hellas Market Site S.A.	E-commerce services	51.48%
Otenet S.A.	Internet services	95.32%
Hellascom S.A.	Telecommunication projects	100.00%
OTE PLC	Financing services	100.00%
OTE SAT-Maritel S.A.	Satellite communications	94.08%
OTE Plus S.A.	Consulting services	100.00%
OTE Estate S.A.	Real estate	100.00%
Infote S.A.	Directory and other information services	100.00%
OTE International Solutions S.A.	Wholesale telecommunications services	100.00%
Hatwave Ltd.	Investment holding company	52.67%
OTE Insurance Agency S.A.	Insurance brokerage services	100.00%
OTE Academy S.A.	Training services	100.00%

Indirect Ownerhip*
Romtelecom S.A.	Fixed line telephony services	54.01%
Cosmote Romanian Mobile Telecommunications S.A. **	Mobile telecommunication services	63.68%
OTE MTS Holding B.V. **	Investment holding company	67.83%
Cosmofon Mobile A.D.- SKOPJE **	Mobile telecommunications services	67.83%
Cosmo Bulgaria Mobile EAD **	Mobile telecommunications services	67.83%
Cosmo-Holding Albania S.A. **	Investment holding company	65.80%
Albanian Mobile Communications Sh.a **	Mobile telecommunications services	55.93%
Cosmoholding Cyprus Ltd **	Holding company	61.05%
Germanos S.A. **	Retail services	61.05%
E-Value S.A. **	Marketing services	61.05%
Germanos Telecom Skopje S.A. **	Retail services	61.05%
Germanos Telecom Romania S.A. **	Retail services	61.04%
Sunlight Romania S.R.L.-Filiala **	Retail services	61.04%
Germanos Telecom Bulgaria A.D. **	Retail services	61.05%
Mobilbeeep Ltd **	Retail services	60.43%
Grigoris Mavromichalis & Partners Ltd **	Retail services	60.43%
George Prokopis & Partners Ltd **	Retail services	30.52%
Ioannis Tsaparas & Partners Ltd **	Retail services	31.13%
Albatros & Partners LTD	Retail services	60.43%
Voicenet S.A. **	Telecommunication services	80.14%
Otenet Cyprus S.A. **	Investment holding company	69.21%
Otenet Telecommunications Ltd **	Telecommunication services	66.66%
Hellas SAT S.A.	Satellite communications	99.05%
OTE Investments Services S.A.	Investment holding company	100.00%
OTE Plus Bulgaria	Consulting services	100.00%
OTE Plus Romania	Consulting services	100.00%

* The percentage of the indirect participation in the subsidiaries listed in the above table derives from the multiplication of the percentage held by the parent company in the direct subsidiary, times the percentage held by the subsidiary in its own subsidiary.

** This indirect participation derives through control via the Company.

2.4.4

Financial information

The following tables set out certain financial information of the Offeror derived from its published consolidated and stand alone financial statements for the financial year ended 31 December 2006, as well as comparative information for the financial year ended on 31 December 2005:

In million EURO	Consolidated Basis		Stand Alone Basis
Balance Sheet	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Paid up Share Capital	1,171.5	1,172.5	1,171.5	1,172.5
Equity before Minority Interest	3,644.8	3,311.5	3,249.7	2,707.9
Minority Interest	1,223.9	1,201.9	-	-
Total Equity	4,888.7	4,513.4	3,249.7	2,707.9
Total Assets	12,548.6	11,049.6	6,801.4	7,161.1

In million EURO	Consolidated Basis		Stand Alone Basis
	01.01.2006-	01.01.2005-	01.01.2006-	01.01.2005-
Income Statement	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Turnover	5,891.3	5,475.1	2,714.5	2,707.0
Profits before tax	1,083.8	3.3	655.8	(430.2)
Profits after tax	730.8	(16.5)	531.2	(237.2)
Profits after tax and minority interest	574.6	(216.8)	531.2	(273.2)

The following tables set out certain financial information of the Offeror, derived from its published consolidated and stand alone semi-annual financial statements for the period ended on 30 June 2007, as well as comparative information for the period ended on 30 June 2007:

In million EURO	Consolidated Basis		Stand Alone Basis
Balance Sheet	30.06.2007	31.12.2006	30.6.2007	31.12.2006
Paid up Share Capital	1,171.5	1,171.5	1,171.5	1,171.5
Equity before Minority Interest	3,763.3	3,664.8	3,295.6	3,249.7
Minority Interest	1,288.8	1,223.9	-	-
Total Equity	5,052.1	4,888.7	3,295.6	3,249.7
Total Assets	12,468.1	12,548.6	6,946.0	6,801.4

In million EURO	Consolidated Basis		Stand Alone Basis
	01.01.2007-	01.01.2006-	01.01.2007-	01.01.2006-
Income Statement	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Turnover	3,059.9	2,818.6	1,318.4	1,377.3
Profits before tax	498.6	433.9	366.5	275.9
Profits after tax	350.2	287.7	309.0	231.3
Profits after tax and minority interest	277.5	221.9	309.0	231.3

It is noted that the announcement of the consolidated and stand alone three months financial statements for the period ended on 30 September 2007 has been scheduled for 29.11.2007.

2.4.5

The major shareholders of the Offeror

In accordance with the information published on the Daily Official List of the ATHEX on 26.11.2007 in the context of Law 3556/2007, Presidential Decree 51/1992 and articles 281, 282 and 283 of ATHEX's regulation, the major shareholders of the Offeror holding more than 5% are set out below:

Shareholding Structure of OTE
Shareholder	Percentage
Hellenic Republic	28.03%
Marfin Investment Group Société Anonyme	17.07%
Other Investors	54.89%
Total	100.00%

2.5

The business strategy of the Offeror in relation to the Company General

The acquisition by the Offeror of 100% of the Company aims at integrating at the level of the Group, which offers all range of telecommunication services, the strategy for maintaining its position in the evolving new markets which overcome the traditional split between fixed and mobile telephony.

The Greek telecommunications market has passed to a phase of maturity and is characterised by the entrance of international players (Wind-Tellas group and Vodafone-HOL) who have available funds, know-how and synergies which are entirely novel in the Greek territory. During the last months, combined products of fixed and mobile telephony as well as new services (triple play) have appeared in the Greek market which in turn lead to the creation of new fixed and mobile telephony markets of which the common denominator is the convergence of technologies, broadband capability and the customer's requirements.

The concurrent trading of the shares of two companies which are members of the same Group on organised markets may make difficult the drawing of a common strategy to face the above challenges.

The acquisition by the Offeror of all shares of the Company will improve the ability to offer consolidated services by the Group. Common billing through a single service platform, the improvement of functionality through the seamless transfer from one network to the other, as well as the improvement of synergies at the level of development and distribution of products, supplies and infrastructure constitute only some of the benefits deriving from the acquisition.

In addition to the above, the Offeror does not intend within a reasonable, in view of the circumstances, time period to proceed with the restructuring of OTE, the Company and its subsidiaries, or to make changes in the terms of employment, in the managerial staff, or in the total number of the employees of such companies as a result of its acquisition of COSMOTE.

If, following the end of the Acceptance Period, the Offeror holds, directly and indirectly, Shares representing less than 90% of the total voting rights in the Company, the Offeror intends to proceed in merging with the Company by absorbing the latter.

In the event that the Offeror acquires 100% of the Shares, it intends not to amend the corporate status of COSMOTE.

Right of Squeeze-out - Right of Sell-out

If, following the end of the Acceptance Period, the Offeror holds shares representing in aggregate at least 90% of the total voting rights of the Company, the Offeror will require the transfer to it of all remaining shares of the Company, in accordance with article 27 of the Law (“Squeeze-out Right”) in conjunction with the decision 4/403/8.11.2006 of the Board of Directors of the CMC.

The Squeeze-out Right may be exercised within three months from the end of the Acceptance Period.

The consideration to acquire the remaining Shares shall be payable in cash and shall be equal to the Offer Price.

To exercise such right, a relevant request must be submitted to the CMC and at the same time communicated to the Company, which is obliged to publish it the following business day.

The Offeror must submit a certificate issued by a credit institution established in Greece or in another member state of the European Union, certifying that the Offeror has the necessary wherewithal to pay in full the total consideration offered to exercise the Squeeze-out Right.

Provided the above requirements are satisfied, the CMC shall issue a decision, providing for the obligation of the Offeror to pay without delay to the beneficiaries the total amount of the Offer Price through:

(a)

the operators of the Securities Account (as defined in the DSS Regulation) with which the Shares are registered, or

(b)

a deposit with the Deposits and Loans Fund.

Upon payment of the consideration in accordance with the above, HELEX registers the Offeror as the new holder of the Shares and communicates such registration to the Company which must subsequently arrange for its publication, in accordance with article 16 of the Law.

In addition, if, following the end of the Acceptance Period, the Offeror holds, directly and indirectly, Shares representing at least 90% of the total voting rights of the Company, it is under the obligation to acquire through the exchange all Shares which will be offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against payment in cash of the Offer Price, in accordance with article 28 of the Law in conjunction with the decision 1/409/29.12.2006 of the Board of Directors of the CMC.

Delisting from the ATHEX

Furthermore, the Offeror will convene a general meeting of the Company's shareholders with the item of the agenda being the delisting of the Company's shares from ATHEX, provided that the requirements of the law are fulfilled. Similarly, the Offeror intends to seek the delisting of the GDRs from the LSE.

a.1

The Advisor of the Offeror

Pursuant to article 12 of the Law, Merrill Lynch International, which is an investment services firm and authorized to provide in Greece the investment services referred to in article 2 para. 1 (d) of Law 2396/1996, acts as the Advisor of the Offeror in relation to this Tender Offer. The Advisor is a company established under the laws of England and Whales and bears registration number 2312079 with the Companies Registry. The registered office of the Advisor is at 2 King Edward Street, London EC1A 1HQ, United Kingdom and the Advisor is regulated by the Financial Services Authority in the United Kingdom.

The Advisor countersigns the present Information Circular, which has been drafted by the Offeror, and certifies, following appropriate due diligence, that its content is accurate.

a.2

The Tender Agent

The Offeror has appointed and authorized the National Bank to receive the Declarations of Acceptance, as set forth in article 18 of the Law. The National Bank is responsible to receive the Declarations of Acceptance and entrusted to supervise the procedure, to effect the transfer of the Tendered Shares as well as the relevant settlement.

Shareholders may receive additional information in relation to the procedure for the submission of the Declarations of Acceptance, as well as copies of this Information Circular from all branches of the National Bank in Greece.

Shareholders wishing to receive additional information in relation to the procedure for the submission of the Declarations of Acceptance may call the National Bank at the following telephone numbers during normal business days and hours: +30 210 3349697 and +30 210 3349665.

Finally, holders of GDRs who wish assistance about the methods of accepting the Tender Offer should contact the depositary of their GDRs.

a.3

Persons responsible for drafting of the Information Circular

Pursuant to article 11 para. 1 (e) of the Law, the authorized representatives of the Offeror, who are responsible for drafting the Information Circular are Mr. Iordanis Aivazis and Mrs. Christini Spanoudaki.

Mr. Iordanis Aivazis and Mrs. Christini Spanoudaki certify that the Information Circular is complete, the data herein is true and there are no omissions which could alter its contents and the substance of the Tender Offer.

a.4

Certificate of Merrill Lynch International Bank Limited

As required under art. 9 par. 3 point (a) of the Law 3461/2006, Merrill Lynch International Bank Limited, London Branch which is an E.U. credit institution, regulated by the Irish Financial Services Regulatory Authority has issued the following certification:

“In accordance with article 9 paragraph 3 of Greek Law 3461/2006 and for the purposes of an all-cash voluntary public tender offer (the “Tender Offer”) to be made by OTE S.A. (the “Offeror”) to the shareholders of COSMOTE S.A., (the “Company”), Merrill Lynch International Bank Limited, London Branch being a credit institution established in the Republic of Ireland and regulated by the Irish Financial Services Regulatory Authority, hereby certifies that, assuming all shareholders of the Company were to accept the Tender Offer and transfer their shares therein to the Offeror, the Offeror has the necessary wherewithal to pay in full:

(a)

€2,857,583,636.25, being equal to the product of the number of the Company's shares to which the Tender Offer relates, including up to 1,165,070 new shares that the Company may issue until the end of the Acceptance Period as a result of the exercise of stock options, multiplied by the offer price of 26.25 Euro per share, and

(b)

€4,572,133.82, corresponding to the 0.16% duties payable by the Offeror to the Hellenic Exchanges S.A. (“HELEX”), pursuant to article 7, paragraph 3 of the decision 153/18.12.2006 of the Board of Directors of HELEX, in connection with the registration of the off-exchange transfer of the shares in the Company tendered to the Offeror by the Company's shareholders.

However, in no case does Merrill Lynch International Bank Limited provide any guarantee (within the meaning of Art. 847 et seq. of the Greek Civil Code) for the performance of the payment and other obligations undertaken by the Offeror under the Tender Offer.”

a.1

Shares held by the Offeror or Persons acting in concert with the Offeror

As at the Date of the Tender Offer, the Offeror held directly 225,310,294 and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 227,086,941 Shares, which represented approximately 67.83% of the total paid-up share capital and voting rights of the Company as at that date. As at the above date, neither the Offeror nor any of its affiliates held, directly or indirectly, other Shares.

It is noted that, apart from the entities listed in para. 3.4.3 above which constitute “persons acting in concert” with the Offeror and among themselves, by operation of article 2, case (e) of the Law, there are no other persons acting on behalf of or in concert with the Offeror or the Company, in connection with the Tender Offer.

a.2

Information about recent transactions in the Shares by the Offeror

During the twelve months prior to the Date of the Tender Offer, the Offeror and any person acting on behalf of or in concert with the Offeror entered into the following transactions in Shares:

Entity	Date	Type of Transaction	No .of Shares	Percentage of share capital	Transaction Price in €
OTE GLOBE	20/9/2007	Purchase	215,072	0.06%	23.51
OTE GLOBE	21/9/2007	Purchase	201,000	0.06%	23.98
OTE S.A.	25/9/2007	Purchase	53,000	0.02%	23.91
OTE GLOBE	27/9/2007	Sale	416,072	0.12%	23.90
OTE S.A. (through a custodian)	27/9/2007	Purchase	416,072	0.12%	23.90
OTE S.A. (through a custodian)	2/10/2007	Purchase	1,339,578	0.40%	24.44
OTE S.A.	3/10/2007	Purchase	1,685,000	0.50%	24.60
OTE S.A. (through a custodian)	3/10/2007	Purchase	20,997	0.01%	24.50

There are no other persons acting on behalf of or in concert with the Offeror who transacted in Shares during the twelve months preceding the Date of the Tender Offer.

The Offeror will acquire itself Shares through the market or otherwise until and including the end of the Acceptance Period at a price per Share which shall not exceed the Offer Price. All these purchases of Shares will be notified to the CMC and published in the Daily Official List of ATHEX within three trading days from the relevant trades, in accordance with article 24, para. 2 of the Law in conjunction with Law 3556/2007. Such purchases will be made outside the United States of America.

More specifically, from the Date of the Tender Offer until and including 26.11.2007, the Offeror acquired in aggregate 68,040,309 Shares, representing approximately 20.33% of the Company's share capital and voting rights as at that date. Consequently, as at 26.11.2007, the Offeror held directly 293,350,603 Shares and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 295,127,250 Shares, representing approximately 88.156% of the Company's total share capital and voting rights as at that date.

Moreover, the Advisor, which does not "act in concert" (as defined in Article 2(e) of the Law) with the Offeror, does not intend to act on behalf of, for the benefit of or otherwise in co-operation with the Offeror in the purchase of Shares from the date of announcement of the Tender Offer until the end of the Acceptance Period. The Advisor may, however, purchase or sell Shares as a direct or indirect result of normal course of conduct third party client facilitation activities, from the date of announcement of the Tender Offer until the end of the Acceptance Period. The Advisor has not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror any Shares purchased as a result of the above activities or in connection with the exercise of the voting rights attached thereto. Furthermore, the Advisor has not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror the 633,526 Shares representing approximately 0.19% of the Company's share capital and voting rights and held by the Advisor in its own name and behalf or in connection with the exercise of the voting rights attached thereto. The Advisor, however, may sell or tender such Shares to the Offeror, like any other shareholder of the Company.

a.3

The Shares which are subject to the Tender Offer

This Tender Offer relates to the acquisition of all Tender Offer Shares, which as at the Date of the Tender Offer amounted to 107,695,259 Shares and represented approximately 32.17% of the total paid-up share capital and the voting rights of the Company as at that date, plus the New Shares, namely up to 1,165,070 Shares, to the extent that they are issued and admitted to trading on the ATHEX until the end of the Acceptance Period.

The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien.

a.4

Binding effect of the Tender Offer

Subject to the terms and conditions of this Information Circular and the provisions of the Law, the Tender Offer is binding to the Offeror and each Declaration of Acceptance which will be validly submitted is binding upon the Accepting Shareholder who submitted it and it cannot be revoked, unless in the case of a Competitive Tender Offer, in which case the provisions of paragraph 4.3 of this Information Circular will apply.

The Tender Offer will remain effective regardless of the number of Shares validly tendered at the end of the Acceptance Period. This means that there is no minimum number of Tender Offer Shares which should be acquired by the Offeror in order for the Tender Offer to remain effective.

a.5

The Offer Price

The price, as described in the following paragraphs, which the Offeror intends to pay for each Tender Offer Share, in relation to which the Tender Offer is validly accepted is €26.25 in cash.

The Offer Price is higher by:

■

12.5% from the average stock market price of the last quarter,

■

13.8% from the average stock market price of the last semester,

■

14.4% from the average stock market price of the last nine-month period and,

■

15.2% from the average stock market price of the last year.

The Offeror does not intend to increase the Offer Price in accordance with the provisions of article 21 of the Law. The Offeror will assume the payment of the 0.08% clearance duties levied in favor of HELEX in relation to the registration of the off-exchange transfer of the Tendered Shares, which would otherwise be payable by the Accepting Shareholders, in accordance with the Decision 153/18.12.2006 of the Board of Directors of HELEX. Consequently, the Accepting Shareholders will receive the total amount of the Offer Price.

a.1

Financing of the Tender Offer

The Offeror will pay the Offer Price to the Shareholders who validly accept the Tender Offer through cash deriving from an inter-company loan between the Offeror as borrower, and its 100% subsidiary, OTE Plc, as lender. In turn, OTE Plc will finance such loan through funds that are being drawn under a credit facility agreement between OTE Plc, as borrower, OTE S.A., as guarantor and a syndicate of international banks, as lenders. The Offeror has not transferred and does not intend and is not obliged to transfer the rights it holds in the Shares owned by it, in the context of the Tender Offer.

a.2

Conditions

The Tender Offer is not subject to any condition.

a.3

Special agreements related to the Tender Offer

There are no special agreements relating to the Tender Offer or the exercise of the rights deriving from the Shares, which are held by the Offeror or other persons acting on behalf of or in concert with the Offeror, as the case may be.

2.

ACCEPTANCE PROCEDURE

2.1

The Acceptance Period

The Acceptance Period will last for eight (8) weeks, commencing on Tuesday, 4 December 2007 at 8.00 am (Greek time) and ending on Tuesday, 29 January 2008 at the end of the business hours of banks operating in Greece.

2.2

Declarations of Acceptance - Acceptance Procedure

The Accepting Shareholders should fill-in and submit a Declaration of Acceptance at any branch of the National Bank in Greece. Forms of Declarations of Acceptance may be obtained from any branch of the National Bank in Greece throughout the Acceptance Period at normal business days and hours. More specifically, the acceptance procedure is as follows:

(a) The Accepting Shareholders must first contact the Initial Operator of the Tendered Shares and instruct it to move the number of Shares they wish to tender in order to accept the Tender Offer in accordance with DSS's Securities Removal process. The initial Operator will deliver to the Accepting Shareholder the Removal Certificate setting out: the serial number of the Securities Removal, the date thereof and the number of Shares removed. The Accepting Shareholder will also receive from the Initial Operator a DSS printout showing the Investor and Securities Account (as defined in the DSS Regulation) that the Accepting Shareholder maintains with the DSS.

(b) Following the above, the Accepting Shareholders will visit any branch of the the National Bank in Greece during normal business days and hours, with the Removal Certificate and the DSS printout with the details of his Investor Share and Securities Account at the DSS. At such branch the Accepting Shareholders will: (i) authorize the National Bank to undertake the operation of the Shares by signing the relevant Operation Authorization, (ii) fill-in and sign the form which is appropriate to receive the Shares and subsequently the Security Receipt process is effected in relation to the number of Shares with respect to which they have observed the Securities Removal process by their Initial Operator, and (iii) fill-in and sign the Declaration of Acceptance in order to effect the relevant data processing, and receive copy of the Declaration of Acceptance mechanically certified. All the above documents, together with the Declaration of Acceptance, must be duly signed by the Accepting Shareholder.

The submission of the Declaration of the Acceptance can be effected either in person or through a representative. If the submission is effected through a representative, the relevant power of attorney granted to the representative must include specific authorizations to the representative and full details of the Accepting Shareholder and the representative. The power of attorney must be certified by a police department or another competent public authority (e.g. Citizens' Service Centers).

The Accepting Shareholders may also authorize their Operator of their Securities Account (as defined in the DSS Regulation) to proceed to all requested actions with a view to their accepting of the Tender Offer on their behalf. The above indication has an informative character and it does not constitute a recommendation by the Offeror.

In the event that the Tender Shares are registered with the Special Account (as defined in the DSS Regulation), the Accepting Shareholder (instead of the aforementioned instruction to the Initial Operator) will submit to HELEX a request to move the Tendered Shares and place them under the operation of the National Bank, after such shareholder has signed an operation authorisation to the National Bank, in order to activate the K.A.M.E. (as defined the DSS Regulation) and enable the making of the above move from HELEX.

As of the due, valid, punctual and lawful completion of the process set forth above, the Accepting Shareholder shall be deemed to have accepted the Tender Offer.

2.3

Irrevocability of the Declaration of Acceptance

The Declaration of Acceptance includes an irrevocable mandate and authorization by the Accepting Shareholders to the National Bank to proceed with all actions which are required to complete the sale and transfer of the Tendered Shares or to return them to the Operator from whom they were originated in the case set out in paragraph 4.5(C) below.

The aforementioned Declarations of Acceptance which are submitted in the manner described above cannot be revoked unless the Accepting Shareholder wishes to accept a Competitive Tender Offer. In such case, the Accepting Shareholders that have submitted Declarations of Acceptance may revoke them in order to accept such Competitive Tender Offer by submitting a relevant written Declaration of Revocation to the National Bank.

2.4

The announcement of the results of the Tender Offer

The results of the Tender Offer will be announced within two (2) working days following the expiry of the Acceptance Period on the website of the Offeror, on the Official Daily List and on the web site of ATHEX.

2.5

The Procedures for the Payment and Settlement - Transfer of the Tendered Shares

A. Folowing the announcement of the results of the Tender Offer as above, and provided that a Declaration of Revocation has not been submitted in the meantime by an Accepting Shareholder, an agreement for the off-exchange transfer of the Tendered Shares is being entered into between each Accepting Shareholder, as seller, and the Offeror, as purchaser, pursuant to the terms of the Tender Offer.

B. The off-exchange transfer of the Tendered Shares to the Offeror due to the Tender Offer and the payment of the Offer Price will be effected as follows:

(a)

Within the next working day following the announcement of the results of the Tender Offer at the latest, the National Bank, acting as the representative of each Accepting Shareholder, and the Offeror will enter into a written agreement for the off-exchange transfer of the Tendered Shares pursuant to article 46 of the DSS Regulation. the National Bank will, acting in the above capacity, proceed to the necessary actions for the submission to HELEX of the necessary documents for the registration of the transfer of the Transferred Shares with the DSS.

(b)

The off-exchange transfer of the Transferred Shares will be registered with the DSS on the third working day following the submission of the documentation required in connection with such a transaction to HELEX, as referred to in article 46 of the DSS Regulation.

(c)

On the same third working day, on which the registration referred to in (b) above will have been completed, the National Bank will pay the Offer Price to each selling-Accepting Shareholder in the manner that such shareholder has selected in the Declaration of Acceptance, namely through either a deposit to such shareholder's bank account kept with the National Bank, or a payment in cash at any branch of the National Bank in Greece which the Accepting Shareholder may visit against presentation of his/her identity card or passport and a valid copy of the Declaration of Acceptance.

C. In the event that a Declaration of Revocation is filed by an Accepting Shareholder, or if the Tender Offer is withdrawn pursuant to article 20 of the Law, the National Bank will return the Tendered Shares to the Operator from which it has received them, at the latest within one (1) day following the submission of the Declaration of Revocation by the Accepting Shareholder.

a.1

Foreign Shareholders

This Tender Offer is addressed to the Shareholders and only to persons to whom it may be lawfully addressed. The making of the Tender Offer to specific persons who are residents in, nationals or citizens of jurisdictions outside the Hellenic Republic or to custodians, nominees or trustees of Foreign Shareholders may be made in accordance with the laws of the relevant jurisdiction, with the exception of the Excluded Jurisdictions

No person receiving a copy of this Information Circular and/or the Declaration of Acceptance in any jurisdiction outside the Hellenic Republic may treat them in the same way as if they constituted a solicitation or offer to such person and under no circumstances such person may use the Declaration of Acceptance if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Declaration of Acceptance may not be lawfully used without breaching any legal requirements. In those instances, this document and/or Declaration of Acceptance are sent for information purposes only.

It is the responsibility of each Accepting Shareholder wishing to accept the Tender Offer to inform himself of and ensure compliance with the laws of his jurisdiction in relation to the Tender Offer. If you are a Foreign Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant foreign jurisdiction.

More specifically, this Tender Offer is not being made, directly or indirectly, by mail or by any means in or into the Excluded Jurisdictions. Accordingly, copies of this Information Circular or/and any related material(s) will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone in or from no one in or into or from any Excluded Jurisdiction.

A Shareholder may be considered as not having validly accepted the Tender Offer to the extent that the Declaration of Acceptance has not been fully completed in accordance with the terms and conditions set out therein.

If a person forwards this Information Circular or other related documents or material in connection with the Tender Offer to or from any Excluded Jurisdiction or uses the mail or any other means of any Excluded Jurisdiction, such person must draw the recipient's attention to this section 4.6

a.2

Governing law and Jurisdiction

The Tender Offer, the Information Circular, the Declaration of Acceptance, and all acts, statements, transactions and announcements relating in any way to the Tender Offer, as well as the legal relationships arising between the Offeror and the Accepting Shareholders under the Tender Offer shall be governed by and construed in accordance with the substantive provisions of Greek law.

By submitting a Declaration of Acceptance, each Accepting Shareholder accepts that the Tender Offer, the Declaration of Acceptance, the transfer of the Tender Offer Shares to the Offeror and any participation or agreement which will be completed in the context of this Tender Offer shall be governed by Greek law.

Any dispute arising from or in connection with the application and interpretation of the above transactions and agreements shall be subject to the jurisdiction of the competent Courts of Athens.

2.

CERTIFICATE OF THE ADVISOR

This Tender Offer is an all-cash public tender offer. For this reason, the credibility of this Tender Offer depends on the Offeror's capacity to pay the Offer Price to the Accepting Shareholders and on the measures taken by the Offeror for the settlement of the Tender Offer. The Offeror intends to finance the payment of the Offer Price through funds deriving from an inter-company loan between the Offeror as borrower, and its 100% subsidiary, OTE Plc, as lender. In turn, OTE Plc will finance such loan through funds that are being drawn under a credit facility agreement between OTE Plc, as borrower, OTE S.A., as guarantor and a syndicate of international banks, as lenders.

The bank, Merrill Lynch International Bank Limited, London Branch has certified that the Offeror has the necessary wherewithal for the payment of the Offer Price to the Accepting Shareholders, namely 2,862,155,770.07 (which includes the amount corresponding to the 0.16% duties in favor of HELEX in respect of the registration of the off-the-exchange transfer of the Tendered Shares). Moreover, the Offeror has entered into an agreement with the National Bank, appointing it as the Tender Agent in order to ensure due completion of the Offer and payment of the Offer Price. Therefore, we consider that the Offeror has taken all appropriate measures, through:

(a)

the appointment of the National Bank as the Tender Agent within the meaning of article 18 par. 1 of Law 3461/2006 and

(b)

the issuance of the certificate by Merrill Lynch International Bank Limited, London Branch certifying that the Offeror has the necessary wherewithal for the payment of the Offer Price and the due completion of the Tender Offer, in accordance with the terms and conditions set out in the Information Circular and subject to the occurrence of no force majeure event.

Finally, Merrill Lynch International countersigns this Information Circular, which was drafted by the Offeror, and certifies, following appropriate due diligence, that the content of this Information Circular is accurate.

Athens, 29 November, 2007

For and on behalf of

OTE S.A.

________________________

Iordanis Aivazis

Chief Operating Officer*

Christini Spanoudaki

Chief Financial Officer*

For and on behalf of

MERRILL LYNCH INTERNATIONAL

_____________________________

Pantelis Lekkas

Director*

* The original text of the Information Circular on which the original signatures were affixed has been submitted to the Capital Market Commission.

Footnotes

1* The increase in the total assets and turnover of the Company during 2006 is also due to the acquisition of GERMANOS S.A. by the Company.